Exhibit 12.1

CVS Corporation
Computation of Ratio of Earnings to Fixed Charges

In millions	Fiscal Year (1)
Earnings:	2009	2008	2007	2006(2)	2005
Earnings from continuing operations before income taxes and extraordinary items	$5,913	$5,537	$4,359	$2,226	$1,909
Interest portion of net rental expense	643	586	546	478	420
Interest expense (net of interest capitalized)	530	530	468	231	117
Adjusted earnings	$7,086	$6,653	$5,373	$2,935	$2,446
Fixed charges:
Interest portion of net rental expense	$643	$586	$546	$478	$420
Interest expense (net of interest capitalized)	530	530	468	231	117
Interest capitalized	39	28	24	21	13
Total fixed charges	$1,212	$1,144	$1,038	$730	$550

Ratio of earnings to fixed charges	5.85x	5.82x	5.17x	4.02x	4.45x

(1)
On December 23, 2008, our Board of Directors approved a change in our fiscal year-end from the Saturday nearest December 31 of each year to December 31 of each year to better reflect our position in the health care, rather than the retail, industry. The fiscal year change was effective beginning with the fourth quarter of fiscal 2008. As you review our operating performance, please consider that fiscal 2009 includes 365 days; fiscal 2008 includes 368 days, compared to each of the remaining fiscal years presented, which include 364 days.

(2)
In 2006, CVS Caremark adopted the Securities and Exchange Commission (SEC) Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” The adoption of this statement resulted in a $40 million pre-tax ($25 million after-tax) decrease in operating expenses for 2006.